July 14, 2009

United States Securities and
Exchange Commission
Mr. Jeffrey Gordon
Mail Stop 4631
Washington, D.C.

Re: Titan Technologies, Inc., File No. 0-25024

Dear Mr. Gordon:

After reviewing your comment letters dated June 5, 2009 and June 25. 2009 addressed to the above named registrant, Titan wishes to respond to your comments as follows:

General

1.           Pertaining to the three bulleted items,

As President and Chief Executive Officer and Chief Financial Officer of Titan Technologies, Inc., I wish to acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.           The Section 906 Certification is attached to the amendment of the registrant’s Report on Form 10-KSB/A as Exhibit 32.

Item 8A(T) – Controls and Procedures

3.           (a)(2)  has been revised in accordance with our conversation of July 10, 2009 and your comment letter of June 25, 2009, to include management’s conclusion, based upon its evaluation of its internal controls over its financial reporting, that its disclosure controls and procedures were ineffective for the period.

4.           (a)(2)  has been revised to change Management’s conclusion, based upon its evaluation of its internal controls and procedures relating to its financial reporting, to indicate that its disclosure controls and procedures were ineffective for the period based upon our conversation of July 10, 2009 and your comment letter of June 25, 2009 in order to meet the disclosures required by Item 308T of Regulation S-B and the definition in Rule 13a-15(e).

5.           (a)(3) – Management Report on Internal Control over Financial Reporting

This section has been revised to include within it Management’s Report on Internal Control over Financial Reporting in the manner we discussed on July 10, 2009 and in accordance with your comment in your letter of June 25, 2009.

Exhibit 31 – Certifications

6.           Titan will amend its Exhibit 31 to its amended Report on Form 10-KSB/A for the year ended July 31, 2008 to bring it into conformity with Item 601 (B)(31) of Regulation S-B in the manner we discussed on July 10, 2009 and as requested in your comments of June 25, 2009.

Form 10-Q for the Period Ended April 30, 2009.

7.           Titan has corrected its reference to Securities Exchange Act Rules 13a – 15(f) and 15d - 15(f) in its sections titled Disclosure Controls and Procedures, Management’s Report on Internal Control over Financial Reporting, and Changes in Internal Control over Financial Reporting per your comment 7.

Also, pursuant to your comment of July 10, 2009, Management will update and sign all Certifications and amended reports as of the date of filing.

In addition, Titan has modified the language in the Item 601(B)(31) certification to correspond to the language required as requested in your letter of June 25, 2009 and will include in all future filings the Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Attached hereto please find Titan’s proposed Amendment No. 1 to its Form 10-KSB for the year ended July 31, 2008 for your review.  If you find that Titan’s proposed amended Form 10-KSB/A complies with your comments, Titan proposes to file it and amend its Forms 10-QSB for the periods ended October 31, 2008, January 31, 2009 and April 30, 2009 in the same manner, taking into consideration that they will be filed on different dates and amend reports for different periods.

I wish to thank you for your assistance to me and Titan in meeting Titan’s disclosure obligations under the Securities Exchange Act of 1934 and look forward to receiving any comments you may have regarding Titan’s proposed amended report on Form 10-KSB/A.

Sincerely,

/s/ Ronald L. Wilder
Ronald L. Wilder

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A
(Amendment No. 1)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2008

[ ] TRANSITIION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-25024

TITAN TECHNOLOGIES, INC.
(Name of small business issuer in its charter)

New Mexico	85-0206831
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or other organization)

3206 Candelaria Road, N.E., Albuquerque, New Mexico 87107
(Address of principal executive offices)(Zip Code)

Issuer’s telephone number: 505-884-0272

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of Exchange on which registered
No Par Value Common Stock	None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [X] No[  ].

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB/A or any amendment to this Form 10-KSB/A. [ ]

State issuer’s revenues for its most recent fiscal year:  $0

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such stock as of  November 14, 2008:  $5,384,046.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-KSB/A to our Annual Report on Form 10-KSB for the twelve month period ending July 31, 2008, which was filed on November 14, 2008 (the “Form 10-KSB”) to amend Item 8A, “Controls and Procedures”, replacing it in its entirety with Item 8A(T), “Controls and Procedures”.

This amendment does result in a change to our original conclusion that our disclosure controls and our internal control over financial reporting is effective for the year ended July 31, 2008.

We have filed the following exhibits with this amendment:

Exhibit 31 Certification of Principal Executive Officer, Principal Financial Officer, pursuant to Rule 13a-15(f)/15d-15(f) of the Securities Exchange Act of 1934.

    Exhibit 32 Certification pursuant to 18 U.S.C. 1350.

Except for the above-mentioned items, our Form 10-KSB has not been amended.

ii

DOCUMENTS INCORPORATED BY REFERENCE

The following document is incorporated by reference herein:

Part III – Items 9, 10, 11 and 12 – Registrant’s Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on December 22, 2008, which will be filed with the Commission within 120 days after the end of the fiscal year ended July 31, 2008.

PART  I

Unless otherwise indicated, “The Company”, the “Registrant”, and “Titan” are used in this report to refer to the business of Titan Technologies, Incorporated.

ITEM I.     DESCRIPTION OF BUSINESS.

Summary

Titan Technologies, Incorporated was incorporated under the laws of New Mexico on July 14, 1954.  In its early years, the Company was involved in the uranium industry under the original name of Titan Uranium Corporation.  The corporate name was changed in 1986 when Titan began to seek business opportunities in other industries.  In recent years, Titan has focused its efforts on several recycling technologies, particularly in the area of tires and electronic scrap.  Titan believes it has reached an advanced state of development of its tire recycling technology which was used in three plants, which were built and operated in the Far East (South Korea and Taiwan).

Historically, much of Titan’s business was performed through Tire Recycling Technologies Corporation (“TRTC”), formerly a wholly owned subsidiary which was merged into Titan in 1999.  TRTC was directly involved in licensing the Company’s proprietary technology, as well as construction of two plants in South Korea.  Both Korean plants have reportedly been shut down because of the insolvency of the owners, which reportedly was unrelated to operation of the plants.  Titan has not received any current information on the status of these plants within the last year.  A third plant utilizing the Company’s tire recycling technology was in operation, in Taiwan, for more than three years, by Forest All Industry Corporation until the Taiwanese government began using automobile tires for other purposes (such as generating electricity) and thus cut the supply of tires to Forest All Industries to approximately 10 days per month which made their operation impractical.  At present the Taiwan plant is not in operation.

Currently, two licensees are actively pursuing the construction of plants, PPT Holdings, Ltd., a Texas limited partnership, is building a recycling facility in Nuevo Laredo, Tamaulipas, Mexico and Ally Investment, L.L.C. (“Ally”) is building a facility in Port Arthur, Texas.  Both of the licensees are in the financing and design state.  Both licensees have completed all or most of the governmental approvals necessary and have acquired the land for their recycling plants.  It is anticipated that each licensee will complete its process of financing in the near future and commence construction of each of their plants during fiscal 2009, at which time initial license fees will become due to Titan.

           Titan continues its working relationship with Adherent Technologies, Inc. (“Adherent”), a research and development laboratory in Albuquerque which has provided the Company with major assistance in developing its technologies and product analysis.  The President and principal shareholder of Adherent, Dr. Ronald E. Allred, is a director and shareholder of Titan Technologies, Inc.  Pursuant to a technical assistance agreement among the Company, Adherent and Dr. Allred, Adherent and Dr. Allred will receive a percentage of all future Company revenue that results primarily from advancements made to Titan’s technology by Adherent’s research and development efforts.

Business Development

Management contemplates that all future plants constructed and operated outside the U.S. pursuant to a license agreement will result in payment to the Company of a negotiated production royalty based upon gross sales plus a negotiated up-front fee per plant see (“General” below, page 8). In order to promote continued development of its tire recycling technology (and other technologies); Titan will retain the flexibility to modify terms of its licensing agreement as it deems necessary.  Titan plans to remain actively involved in construction and operation of future plants on a consultative basis, in addition to receiving licensing fees.  As an alternative and as developments warrant, Titan may also consider joint venture arrangements in which it would acquire, directly or indirectly, an ownership interest in new plants.  For example, Titan holds a 7% equity ownership in PPT Holdings, Ltd., the licensee of the Mexican plants.  In addition, in December 2007, the Company agreed to take a 10% interest in each future plant built by Ally in the U.S. in exchange for any future franchise fees and royalty fees payable to Titan after the first plant.

In addition to its tire recycling technology, Titan has been working with Adherent in developing new technologies for recycling electronic (computer) scrap and waste plastic. Titan and Adherent believe that the plastics contained in these materials can be recycled and recovered in the form of marketable plastic polymers and liquid and gaseous hydrocarbons.  Also, the electronic scrap contains recoverable metals, including precious metals.  Titan and Adherent believe that this technology has now been developed to a point where a commercial pilot facility is warranted, particularly for the electronic scrap.

Description of Technology

The first step in all of the Company’s recycling technology involves shredding the feed waste using conventional equipment which is commercially available from a number of manufacturers.

The next step of the Titan technology utilizes thermolysis (together with a proprietary catalyst) to recycle tires and other scrap material.  Thermolysis is a process which breaks down its raw material feed into basic products through a combination of elevated temperature and other components, including absence of oxygen and use of a proprietary catalyst.  In the case of the Company’s proprietary tire recycling technology, destructive distillation is accomplished at lower temperatures than are normally associated with conventional pyrolysis techniques for recycling. Titan’s process is referred to as a “tertiary” process because it reduces the tire feed to its primary raw components, which consist are primarily oil, steel and carbon black.  As mentioned, the Titan technology uses a proprietary reactor catalyst in connection with the thermolysis process.  The lower temperature allows recovery of these components in marketable form.  Titan also holds process patents covering the feed and discharge components of its system, which it believes represent an advancement over conventional pyrolysis equipment.  Although not trademarked, the Titan tire recycling technology is often referred to informally as “TRTM-150” technology.

In addition to its relatively low operating temperatures, the Company considers its technology to be environmentally friendly because the TRTM-150 process is a closed system and the only emissions are exhaust gases in the form of clean-burning fuels (most of which are generated and re-used in the process itself) and a small amount of dirt and ash which is environmentally suitable for normal landfills.  In fact, non-condensable gases recovered during the TRTM-150 process provide sufficient fuel to generate the required heat for further thermolysis.

The Company’s technology to recover hydrocarbons, carbon and metals from electronic scrap also utilizes its TRTM-150 process to recover the hydrocarbons and carbon, followed by other conventional processes to separate and recover the metals.

Based upon data from the Taiwan and Korean facilities, a plant design improvement program was undertaken in 2003 to further optimize Titan’s thermolysis process and adapt it for plants to be built in North America.  The results of this program provided the basis for the Phase III plant design in fiscal 2003.  The Phase III design is capable of processing 150 tons per day while recovering a higher percentage of marketable products than the Phase II design.

The Phase III design accomplishes the following:

•	Provides greater operating efficiencies for the process as a whole
•	Recovers a higher percentage of marketable products
•	Lowers the amount of process waste materials generated
•	Lowers the per ton operating cost for processing tires
•	Lowers the per ton capital cost for processing tires
•	Produces higher quality products.

The Phase III design will be used for future plants.  To the best of the Company’s knowledge there are no commercial tire recycling plants operating today that are comparable to Titan’s Phase III design.  Although the engineering principles utilized in Titan’s processing sequences are considered to be state-of-the-art for existing processing plants, it is not possible to patent Titan’s overall design concept because certain elements include existing technologies and equipment.

 Titan did develop and patent its sealed feed and discharge system technology.  These unique features give Titan the ability to design technically sound and economically viable tire processing facilities.  Titan’s design is based upon a processing sequence that utilizes a number of proven chemical engineering principles working together in an innovative configuration.

The underlying engineering principles that are used in this process are as follows:

•	Unique design for thermal expansion,
•	Filtration of carbon particles from high temperature gas stream,
•	Magnetic separation of ferrous materials,
•	Gas, liquid and solid separation criteria,
•	Thermo dynamics of gas/solids heat transfer.

All of these principles are utilized in Titan’s Phase III plant design.  What is most important is their integration into a technically sound, overall plant design configuration.  The know-how obtained from the operating plants in Korea and Taiwan helped the Company form the design improvements currently incorporated in the Phase III design.

A tire recycling plant can only extract what is contained in the discarded tires.  Many tire manufacturers use different ingredients in their individual tires.  Furthermore, passenger tire compounds differ in content from truck tires.

A tire recycling plant must have the capability of extracting marketable products from the wide range of differing compounds in the various tires they process.  Some tire manufacturers use polyisoprene in their compounding mixture, while others use styrene and butadiene, yet others use polybutadine.  All, however, use carbon black for strength and add natural extenders such as calcium carbonate in their tire compounding.  In view of the variations in rubber compositions, it is important to have a process that extracts the highest possible yield of marketable products from whatever the tire’s component may be.

The average discarded tire is a common passenger tire with an average bulk density of 28 /lbs/cu.ft.  One hundred (100) raw tires make one ton.  An average new passenger tire weights 25 lbs.  An average used passenger tire weighs about 20 lbs. and has the following breakdown by weight:

-	28% carbon black
-	41% rubber (natural and synthetic)
-	17% fabric, performance extenders, etc.
-	14% steel

Products and Marketing

Titan estimates that a single plant using TRTM-150 technology processing shredded tires at the rate of 150 tons of tires per day will produce on an annual basis:

(1)	Approximately 165,000 barrels of oil (34 degree API)
(2)	Approximately 4,545 tons of high quality scrap steel
(3)	Approximately. 14,850 tons of carbon black

The supply of waste tires available for recycling is sufficient to supply a significant number of plants processing 150 tons of tires per day.  Titan reasonably believes that the commercial viability of its TRTM-150 technology and the resulting products has been established through pilot plant operations and the three plants that have operated in Asia.

It is anticipated that the two licensees that are currently in the process of building recycling plants in Texas and Mexico will prove the viability of Titan’s Phase III TRTM-150 technology as the most efficient method for recycling tires during the next two fiscal years.

Oil

Management believes that Titan has established a legitimate potential to become a major player in the fields of oil production from recycling and alternative energy production.  The oil produced, using TRTM-150 technology, is low in sulfur content and viscosity (it flows readily at room temperature) and contains a high percentage of “fuel” oils which are attractive for direct feed (without blending) into refineries.  Accordingly, the oil is readily marketable at prices comparable to light, sweet crude oil. At the current price of $65/bbl for crude, one year’s estimated production of 165,000 bbls of oil will yield approximately $10,725,000.  Current publicly available information indicates that more than 250 million tires are being disposed of annually in the United States, which represents a potential supply of about 9 million barrels of recoverable oil per year.

Steel

The scrap steel recovered using TRTM-150 technology is good quality carbon-steel used in manufacturing tires and is also readily marketable, except for having been shredded it is essentially the same steel wire which was incorporated into the original manufacture of tires.  Although the quantity recovered in a 150 ton per day plant is relatively minor, it nevertheless represents about $1,452,000 at $200.00 ton/year in revenue recovered at minimal cost.

Carbon Products

Conventional carbon black is produced through controlled burning of natural gas and oil (much like soot) and is relatively free of impurities.  The largest use of carbon black (by a significant margin) is for manufacture of tires, although carbon black is also used extensively in production of ink, paint, shoe polish, plastics, moldings, gaskets and similar applications in which a black product is necessary or deemed desirable.  Many different grades of carbon black are produced depending upon the intended use, but virtually all conventionally produced carbon black is nearly ash-free.

Carbon black produced through TRTM-150 thermolysis consists of the various grades which went into manufacture of the tire.  Because of the very fine physical composition of the material, it is not realistically practicable to separate the product by grade.  In addition, carbon black produced through thermolysis contains varying amounts of ash attributable to other minor materials used in manufacturing the tire.

The world demand for carbon black is expected to exceed 8.2 million metric tons (over 16 billion pounds) in 2008.  While world prices for this commodity have been low for the past several years, consumption and prices are expected to rise as the demand for tires increases and the price of hydrocarbon products rise.

           Market research indicates that a market exists for Titan’s carbon black.  Moreover, it may be possible to use TRTM-150 carbon black in normal tire production in the United States when blended with other grades of carbon black.  Titan believes that once a TRTM-150 plant has been established in the United States or Europe, there will be ample demand for the carbon product once consumers have an opportunity to evaluate a steady and consistent supply of the product.  Titan believes that carbon black can be produced using the TRTM-150 process at a lower cost than conventional carbon black, which should be of major significance in achieving market penetration once a plant is operational in the United States or Europe.

The Company conducted testing on a bulk sample of carbon black. produced by Forest All in Taiwan and using commercially available equipment.  Although the activation process is expected to generate only about 50-60% of the product weight of the carbon black fed into the activation process, this is more than offset by the much higher market price and the ability to obtain a secure market for product.  In addition to Titan’s own work, samples of the carbon black were also successfully processed into activated carbon black at the University of Illinois’ laboratory under the direction of a well known expert in the field, who has been working on thermolysis-produced carbon black as a source for production of activated carbon for many years.  The results of this testing were made available to Titan and confirm the Company’s optimism that firm markets can be developed for its TRTM-150 carbon black or activated carbon products once a commercial plant is operating in  the United States.  The preliminary information recently received by Titan indicates that thermolysis–produced carbon black from tires may produce a superior activated carbon for certain applications.

The Company and Adherent have also demonstrated with a bench scale working model, that most of the ash impurities can be removed from the carbon black using a conventional hydro-metallurgical process.  Although further test work must be performed to confirm that removal of ash is feasible on a commercial scale, a relatively ash-free carbon black product would enhance product use in applications requiring higher product purity.  At present, Titan does not have the funds required to complete this phase of test work and believes that it will be necessary to establish its basic technology for recycling tires through construction and operation of a commercial plant in North America in order to fully evaluate available markets for the full range of carbon products that it will be generated utilizing its thermolysis technology.

Review of 2008

General:

During the fiscal year ended July 31, 2008, Titan received numerous inquiries regarding use of its tire recycling technology in the United States and other countries.  Several inquiries have resulted in serious discussions, the signing of License Agreements, some of which are continuing to date.

On August 23, 2006 Titan signed a Licensing Agreement with Ally Investments, LLC a Texas Limited Liability Partnership, located in Port Arthur, Texas (Ally) for a 300 ton/day plant to be located in Port Arthur, Texas.  On August 23, 2006, Ally paid an initial non-refundable deposit of $100,000 for the exclusive right to construct plants in Mississippi, Texas, Oklahoma and Louisiana.  The $100,000 will be applied to the Licensing fee for Ally’s first plant.  The License Agreement with Ally contained requirements for construction commencement of its initial plant in Port Arthur, Texas by March, 2007 and commencement of additional plants at approximately one year intervals after completion of the first plant, up to a total of 4 plants.  Ally engaged Lockwood Greene to obtain an air permit from the State of Texas for its first proposed plant in Port Arthur through its wholly owned subsidiary. The License Agreement with Ally Investments, LLC “Ally”) was amended on February 23, 2007 by mutual agreement to allow Ally until such time as Ally obtains financing and obtains governmental approval for its initial plant in Port Arthur, Texas.  Ally obtained a permit to build from the State of Texas Commission on Environmental Quality in August 2007.

On December 12, 2007, Ally Investments, LLC (“Ally”) and the Company entered into a Second Amendment of their Franchise Agreement which eliminated any deadline for commencing the construction of Ally’s first Plant in Port Arthur, Texas, but retained requirement that a new plant be commenced within 12 months after the commencement of the first and each subsequent plant.

The Amendment also provided, among other terms, that in exchange for Titan’s eliminating its initial franchise fee of $1.6 Million and its royalty fees on all subsequent plants and enlarging the territory of Ally’s license to include the entire United States, Ally would give Titan a Ten (10%) percent membership or equity interest in each subsequent plant built by Ally in the U.S.  In addition, on December 12, 2007 Ally and the Company executed a Memorandum of Understanding related to a joint venture to develop Titan’s technology for use in recycling scrap electronics.  Since December 2007, Ally has been working to secure financing for one or more of its proposed plants.  As of October 27, 2008 even though delayed by two recent hurricanes that required  mandatory evacuation of Port Arthur, Texas and the recent financial crisis, Ally reports that it has commitments for $15 Million of financing and three other financing sources currently evaluating an equity investment and that Ally remains confident that it will be able to finalize funding for its first Plant within the coming weeks.

The Second Amendment to the Ally Franchise Agreement and the Memorandum of Understanding were attached to the Registrant’s current report on Form 8-K filed December 21, 2007.

Over the last four years, Titan Technologies, Inc. has received cumulative non-refundable deposits aggregating $550,000 as payment for three TRTM–150 plants in Mexico and the exclusive right to use Titan’s TRTM-150 technology in Mexico from International Tire Recycling and, its successor, PPT Holdings Ltd, a Texas Limited Liability Company (“PPT”) located in Laredo, Texas. The latest payment of $50,000 was received from PPT in October 2008 and was subject to a consulting fee of $20,000 payable to Edmundo Peredo, of which $5,000 was paid in October 2008.

 On October 16, 2006, PPT engaged Lockwood Greene as its prime engineering firm to design and build the core process utilizing Titan’s TRTM-150 process as its initial proposed plant in Nuevo Laredo, Mexico. PPT has also engaged the Mexican architectural and engineering firm, Dycusa located in Monterrey, Mexico as its general contractor for the ancillary infrastructure required for a fully operational plant, including, but not limited to the building, storage silos, shredding equipment, roads, and utilities.

Upon receipt of sufficient revenue, or a financial partner, Titan plans to develop and test its recycling technology for other hydrocarbon based materials, such as  electronic scrap and plastics and high sulfur coal.  These efforts have been conducted in conjunction with Adherent Technologies and continue to represent a significant potential for independent recycling plants, as well as for expansion of tire recycling plants based upon Titan’s technology.

Outlook

During the fiscal year ending July 31, 2009, the Company’s efforts will continue to be directed toward development of new licenses and operations in the Americans, outside the U. S., Mexico and European and Asian markets.

           Although the Company continues to have contact with a number of interestedprospective licenses, it believes that as soon as a plant is built and operating inTexas or Mexico that demonstrates the economic and technical viability of its tire recycling technology that it will be far easier to license its technology on for more favorable terms in the rest of the world outside the U. S. and Mexico.

Titan believes that its technologies offer an environmentally sound and commercially viable solution for dealing with significant worldwide waste disposal problems, which appear to be continuing to growing at an ever-increasing rate.  For example, it is estimated that more than 3 million tons of tires are now in U. S. waste disposal facilities.

    Similarly, Titan and Adherent intend to continue research with respect to electronic waste, which contains a large amount of non-biodegradable plastic waste.  Preliminary research indicates that these can be converted into marketable hydrocarbon products through the Titan process. In addition, electronic scrap typically contains several metals (including precious metals) which Titan believes can be recovered and marketed on a commercial basis based upon research and development work performed to date.  Although additional research and development work must be performed in order to confirm commercial viability of the electronic scrap and auto fluff technologies, Titan and Adherent are encouraged by the results achieved to date and intend to continue research with the objective of establishing commercial processes in these technologies provided funding for such research is available.

In August 2005, Titan applied for and obtained a Provisional Patent for a new liquid seal feed system that will replace Titan’s original patent which expired in August 2005.  In fiscal 2006, Titan applied for a utility patent for the liquid feed system, and applied for provisional patents for a high temperature carbon & gas filter and a fractional destructive distillation array.  In 2007, Titan applied for utility patents for the last two referenced provisional patents.

Titan believes that fiscal 2009 will be a more successful year than fiscal 2008  based on the assumption that one or both of Ally or PPT will commence construction of a plant utilizing Titan’s TRTM-150 technology.

Titan received an additional partial payment of PPT Holdings, Ltd.’s franchise fee of $50,000 in October 2008.  Said $50,000 is subject to a $20,000 consulting fee due Edmundo Peredo, a principal and control person affiliated with PPT Holdings, Ltd.  $5,000 of which was paid in October 2008.

The Industry and the Registrant’s Competition

Tires

Historically, most scrap tires have been piled or buried, neither of which offers an efficient or environmentally acceptable solution to disposal of scrap tires.

There are three areas of potential competitors:  other pyrolysis systems, other uses for scrap tires, and other suppliers of carbon black.  Blending oil and scrap steel are commodity items, and therefore, there will be no significant competitive pressures coming from these products.

The Scrap Tire Management Council in its Scrap Tire Use Disposal Study published September 11, 1990, identified two basic areas in which waste tires have been used in industry.  Each of these areas has developed into separate industries that will compete with the Company for tires. These areas and industries are: (i) a substitute for traditional fossil fuels in cement kilns, paper mills, utilities and dedicated tire–to-energy facilities and (ii) as an ingredient for asphalt paving.  Limited numbers of tires have been made into sandals and other wearing apparel and rubber products, but such uses have not and probably will not contribute significantly to waste tire disposal.  Numerous companies now exist that are using waste tires in their products, including, ball-point pens, video cassettes, bulletin boards, flooring products, rubber mats, rubber protection devices for marine applications, garden products, various forms of hoses, belts, and similar products that have historically been made from new product. It is unknown what percentage of used tires these competing products use.  Management believes that these products consume a very small percentage of the more than 250 million scrap tires that are discarded in the United States each year.

There are no commercially sized pyrolytic tire recycling plants operating in the United States as of today.  Several companies are trying to develop an economically viable process to recycle scrap tires using pyrolysis or similar technologies, but none have been successful to-date.

Although not checked on during the last year, the following companies have attempted, or are attempting, to develop commercially sized tire pyrolysis plants:

•
Internal Hydro International, Inc., of Tampa Florida, focuses on generating energy using used tires.  On September 27, 2006 it entered into a joint venture to produce a 100 ton per day tire to oil remediation project near Springfield Illinois.

•	Environmental Waste International, Ajax, Ontario. Has developed a prototype system using microwaves and are concentrating their efforts on medical waste.
•
Integrated Technologies Group, Inc., Ardmore, OK.  Owners of Safe Tire, a tire shredding business, developed a tire pyrolysis system that was featured in Popular Mechanics magazine in 2001.  No prototype or production plant has been built.

•	Other companies such as Petra Group’s Green Rubber Global haveindicated an interest in locating a tire recycling plant in Gallup, NM.

The Company believes that burning tires as a substitute fuel, provides only marginal savings for the user and that their use in asphalt paving has yet to be proven viable or to meet the expectations that it will substantially extend asphalt service life.  At present, these two industries consume less than twelve percent of the waste tires discarded in the United States each year.

The only technology comparable to Titan’s continuous process is pyrolysis process, which operates at much higher temperatures and on a “batch” basis.  Such pyrolytic facilities currently exist in Japan, Taiwan, Germany and possibly South Africa.  However, they are believed to rely on government subsidies because they involve significant capital outlays and operating costs and are unable to handle any significant tonnage of scrap tire rubber.

Titan is not aware of any other uses for waste tires that are reasonably competitive with the benefits which can be derived from the TRTM-150 process.  However, research into the problem of waste tire disposal is continuing throughout the world and it should be anticipated that new and novel recycling approaches may, from time to time, be proposed as solutions to the problem of waste tire disposal.

The Company estimates that there is a potential for approximately fifty TRTM-150 tire recycling plants in the United States alone if a first U. S. plant can be built and successfully operated to demonstrate in the U. S. that the TRTM-150 technology is commercially viable.  This estimate is based upon industry statistics that state that scrap tire stockpiles contain approximately 27.1 scrap tires per capita of population.  Given this figure, it appears that a population base of approximately one million people generate sufficient scrap tires to sustain the operations of a TRTM-150 recycling plant.

Titan’s marketing efforts in the United States have been focused on larger population areas.  The Company believes that, because of the current policies of providing incentives and inducements to promote recycling, market conditions for implementation of its technology should continue to improve in the near future.

Plastics

The Company believes that its plastic recycling technology (developed with the assistance of Adherent Technologies) is ready for commercial implementation.  Titan’s objective is to establish a plastics recycling plant at some location in the United States, either on the east or the west coast near a major metropolitan area.  No specific location has yet been selected and funding for an initial plant has not yet been arranged.  Titan believes that there is a reasonable possibility that a site could be selected during fiscal 2009 or 2010 and financing arranged for the construction of an initial plant, either involving Titan as a participant or through a license or joint venture arrangement with others.

On December 1, 1999, Titan, Adherent Technologies, and Dr. Allred reestablished the research and development parameters through which Adherent operates to advance the Registrant’s technology.  Adherent and Dr. Allred were granted a royalty ranging from 1% to 5% on all proceeds received by the Company from any tire recycling plant and 50% of all proceeds received by the Company from any recycling plant for products other than tires.  In addition, Titan sold to Adherent (a company owned by Dr. Allred) 1,000,000 shares of its common stock for a consideration of $10,000.  Management believes that the continued relationship with Adherent is to Titan’s advantage and that the compensation given to Adherent and Dr. Allred is reasonable in light of the substantial advances that Adherent has made in the Company’s technology over the past 8 years.  It is hoped that the continued affiliation between the Company and Adherent will generate a continual stream of new applications for Titan’s technology in the future.

All developments relating to the technology will be owned by Titan subject to the Royalty Agreement with Ronald Allred described above.

Employees

The registrant has four full time employees, one of which is paid $5700 a month and each of the other three are paid $3500 per month.

ITEM 2:       DESCRIPTION OF PROPERTY.

Titan has the exclusive right to use the TRTM-150 technology utilized in its TRTM-150 plants and the right to develop such technology for the recycling of plastics and other organic materials.  In addition, Titan owns a mobile research and development plant which has an estimated replacement value of approximately $500,000.  Since the plant was built for research and development purposes, all plant expenditures have been charged to operations. It also owns certain office furniture having an estimated replacement value of approximately $12,000.  Management believes that its facility and equipment is adequate for the Registrant’s needs at the present and during the foreseeable future.

Titan leases approximately 2,150 square feet for its executive offices located at 3206 Candelaria, NE, Albuquerque, New Mexico on a month to month basis at a rent of $1,025 per month.  Titan’s Management believes that the executive offices now leased by it will be adequate for the Company’s business for the near future.

ITEM 3:  LEGAL PROCEEDINGS.

At the date of this report, there are no known legal proceedings pending or threatened against Titan or against any director or officer of the Registrant in their capacity as such.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended July 31, 2008.

PART II

ITEM 5:   MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information:  The Company’s common stock is listed on the bulletin board under the symbol “TITT” and is traded over-the-counter.  The high and low bid prices for the Company’s common stock for the past two years, as furnished by National Quotation Bureau, Inc., is as follows:

Quarter Ended	High	Low

Quarter ended September 30, 2006	$0.30	$0.10
Quarter ended December 31, 2006	$0.35	$0.18
Quarter ended March 31, 2007	$0.26	$0.19
Quarter ended June 30, 2007	$0.26	$0.15
Quarter ended September 30, 2007	$0.21	$0.17
Quarter ended December 31, 2007	$0.21	$0.17
Quarter ended March 31, 2008	$0.21	$0.17
Quarter ended June 30, 2008	$0.20	$0.15

    Dividends:  The Company has never paid dividends and its earnings have not warranted  such payment.  However, it should be anticipated that, should the Company experience earnings that might otherwise warrant the payment of dividends, the possible future business development needs of the Company could result in no dividends being paid in the foreseeable future.

    Shareholders: At October 27, 2008, the Company had approximately   933 shareholders of record.

ITEM 6:  MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following Plan of Operation should be read in connection with the Company’s financial statements and notes hereto.  Information discussed herein, as well as this Annual Report on Form 10-KSB/A, includes forward-looking statements or opinions regarding future events or the future financial performance of the Company, and are subject to a number of risks and other factors which could cause the actual results to differ materially from those contained in forward looking statements. Among such factors are: general business and economic conditions; customer acceptance of anticipated products which may be produced from plants using the Company’s licensees to obtain financing for such plants; the ability of any additional plants, if financed, in this Form 10-KSB/A or listed from time to time in documents filed by the Company with the Securities and Exchange Commission.

Plan of Operation

General

As described above under Item 1, the Company’s objectives and its primary activities relate to expanding use of Titan’s patented and proprietary technology for construction and operation of commercial plants designed to recycle waste tires and plastics into marketable products.  The Company believes that commercial viability of its tire recycling technology has already been established through construction and operation of three plants in Asia under license from Titan.  The focus of efforts during the next twelve months will be to license use of the Company’s technology, subject to a reservation of a royalty relating to the sale from the plants of the various products produced and sold from any such plants.  Additionally, the Company plans to perform on-going research and analysis devoted to establishing additional uses for its technology, subject to availability of adequate funds to do so.

Next Twelve Months

    The objectives of the Company have not changed, and Titan believes it has an excellent opportunity to license one or more plants using its Phase III technology for construction and operation in the United States (or elsewhere) during the next year.  The key elements required to accomplish this objective are as follows:

•
  Assist the two existing licenses to start construction of their new plants, which will include a payment for licensing fee in order to provide the Company with working capital to support its on-going general and administrative expenses and cost of additional research and development.

•	Development of additional product and marketing information with respect to gasification and destructive distillation of coal.

    As described under Item 1, the Company believes that due to the work that has been accomplished during the previous fiscal year, there may be one or two operating TRTM-150 plants in North America by the end of calendar 2009.

Financial Condition and Cash Requirements

The Company’s cash position decreased by $26,122 to $ 4,461 at July 31, 2008 from $30,583 at July 31, 2007. During fiscal 2008, the Company sold shares of its common stock in reliance upon certain exemptions from registration under the Securities Act of 1933, as amended.  In addition, 187,500 shares were issued for cash in the amount of $15,000, subsequent to July 31, 2008.  The proceeds of these limited sales and the Company’s cash position will not be sufficient to cover anticipated expenses for the next twelve months. If licensing fees do not materialize, it will be necessary for the Company to raise additional funds through private placements (or joint venture or similar arrangement) in order to continue with its business.  Based on prior experience, however, the Company believes it will be able to do so for at least the next twelve months, although there can be no assurance that such additional funding will be available.  The Company has no significant debt.

The Company’s costs and expenses of operations were $273,719 during fiscal 2008, primarily resulting from the Company’s efforts to license a plant in the United States or Mexico and to conduct research and development for applications of new technology.  There was no income from operations during the 2008 fiscal year.  As conditions warrant, the Company will also take such action to reduce cash administrative expenses to the extent practicable, including issuance of stock and notes payable were possible for payment of expenses. At present, the Company does not expect to spend any significant amount of money for equipment during the next twelve months or significantly increase its number of employees.  These factors could change if licensing fees or a joint venture (or similar arrangement) materializes during such twelve month period.   Cash requirements for fiscal 2009 costs and expenses are expected to approximate those incurred in fiscal 2008.

Research and Development

During the twelve months, the ability of the Company to conduct a significant amount of further research and development will depend upon receipt of licensing fees or research and development which may be funded through joint ventures (or similar arrangements) with other parties.  Accordingly, there can be no assurance that additional research and development will be conducted by the Company during the next twelve months.

ITEM 7:       FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Titan Technologies, Inc.

We have audited the accompanying balance sheet of Titan Technologies, Inc. as of July 31, 2008, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years ended July 31, 2008 and 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titan Technologies, Inc. as of July 31, 2008, and the results of its operations and its cash flows for the years ended July 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred significant losses from operations and is reliant on raising capital to initiate its business plan.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also discussed in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Denver, Colorado
October 30, 2008

Titan Technologies, Inc.
Balance Sheet
as of July 31, 2008

ASSETS
CURRENT ASSETS
Cash	$4,461
Prepaid expenses	-
Total current assets	4,461

PROPERTY AND EQUIPMENT, NET	-

OTHER ASSETS	25,609

$30,070

LIABILITIES AND STOCKHOLDERS' ( DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$14,752
Deferred revenue	470,000
Total current liabilities	484,752

STOCKHOLDERS' (DEFICIT)
Common stock, no par value; 50,000,000 shares authorized
48,183,277 shares issued, 48,166,277 shares outstanding	4,147,014
Treasury stock, 17,000 shares at cost	-
Accumulated (deficit)	(4,601,696)
(454,682)

$30,070

The accompanying notes are an integral part of these financial statements

Titan Technologies, Inc.
Statements of Operations

	For the years ended July 31,
	2008	2007
REVENUE	$-	$-

COSTS AND EXPENSES
General and administrative	268,141	271,000
General and administrative non-cash stock compensation	-	24,308
Outside services	5,525	8,530
Depreciation	53	107
	273,719	303,945

NET (LOSS) BEFORE INCOME TAXES	(273,719)	(303,945)

PROVISION FOR INCOME TAXES	-	-

NET (LOSS)	$(273,719)	$(303,945)

PER SHARE INFORMATION
Weighted average common shares outstanding -
Basic and diluted	47,137,714	45,223,302

Net ( loss ) per common share - basic and diluted	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements

Titan Technologies, Inc.
Statement of Changes in Stockholders' (Deficit)
For the Years Ended July 31, 2007 and 2008

	Common Stock		Treasury Stock			Total
	Number of		Number of		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	(Deficit)	Equity (Deficit)

Balance, July 31, 2006	44,731,538	$3,744,932	17,000	-	$(4,024,032)	$(279,100)

Issuance of common stock for cash	1,157,499	146,500	-	-	-	146,500

Issuance of common stock for services	90,802	24,308				24,308

Net ( Loss )	-	-	-	-	$(303,945)	$(303,945)

Balance, July 31, 2007	45,979,839	3,915,740	17,000	-	(4,327,977)	(412,237)

Issuance of common stock for cash	2,186,438	231,274	-	-	-	231,274

Net ( Loss )	-	-	-	-	(273,719)	(273,719)

Balance, July 31, 2008	48,166,277	$4,147,014	17,000	$-	$(4,601,696)	$(454,682)

The accompanying notes are an integral part of these financial statements

Titan Technologies, Inc.
Statements of Cash Flows

	For the years ended
	July 31,
	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES
Net (Loss)	$(273,719)	$(303,945)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
Stock compensation expense	-	24,308
Depreciation and amortization	53	107
Decrease (increase) in prepaid expense	2,525	(2,525)
Increase (decrease) in accounts payable and accrued expenses	13,745	(18,764)
Increase in deferred revenue	-	150,000

Net cash (used in ) operating expenses	(257,396)	(150,819)

CASH FLOW FROM INVESTING ACTIVITIES
(Increase) in other assets	-	-

Net cash (used in) investing activities	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from common stock issuances for cash	231,274	146,500
Net cash provided by financing activities	231,274	146,500

Net (decrease) in cash	(26,122)	(4,319)

Beginning cash	30,583	34,902

Ending cash	$4,461	$30,583

Supplemental cash flow information:

Cash paid for interest expense	$-	$-

Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Titan Technologies, Inc. (the "Company") was incorporated on July 3, 1955 as a New Mexico corporation.  The Company is an international licensor of proprietary technologies.  The Company’s primary technology involves the construction of tire recycling plants.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment is stated at cost.  Depreciation is calculated using accelerated methods over estimated economic lives of five to seven years.

Revenue recognition

The Company recognizes revenue from the licensing of its technology over the term of the license agreement, and when the Company has substantially performed all material services relating to the contract.  In cases where a license covers a specific number of facilities, the revenue is deferred and recorded as income on a pro-rata basis at the completion of each of the licensed facilities.

On contracts where the Company acts only as technical adviser during construction, substantial performance is generally defined as installation of the catalyst.  Any amounts received under the contracts prior to the installation of the catalyst are treated as deferred revenue and are not recognized as revenue until substantial performance under the contract has occurred or the contract has expired with no further obligation of the Company.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

Direct expenses under contracts are deferred and are matched against contract revenue when substantial performance occurs. The deferred expenses are evaluated periodically under the contract terms to ensure they are recoverable under the contract.

Research and development

Research and development costs are charged to operations when incurred and are included in general and administrative expenses.  For the years ended July 31, 2008 and 2007, the Company incurred no research and development costs.

Stock-based compensation

The Company accounts for equity instruments issued to employees for services based on the fair value of the equity instruments and accounts for equity instruments issued to other than employees based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards 123 (R) “Share-based Payment” (“SFAS No. 123R”, revised 2004). This statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. This statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based transactions.. This statement replaces SFAS No. 123 “Accounting for Stock Based Compensation,” and supersedes ABP Opinion No. 25, “Accounting for Stock Issued to Employees.”  The provisions of this statement were effective for the Company beginning with the quarterly period that began on August 1, 2006.

Fair value of financial instruments

SFAS 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments.  SFAS No. 157, “Fair Value Measurements” (SFAS 157) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2008.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values.  These financial instruments include cash, accounts payable and accrued expenses Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value.

Net (loss) per common share

The Company calculates net income (loss) per share as required by SFAS 128, “Earnings Per Share”.  Basic earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year.  Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding.  During the periods in which the Company incurs losses, common stock equivalents, if any, are not considered in the computation, as their effect would be antilidilutive.

Impairment of long-lived assets

The Company periodically reviews the carrying amount of its identifiable tangible and intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value.  Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates.  Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Recent pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under this standard, an entity is required to provide additional information that will assist investors and other users of financial information to more easily understand the effect of the company’s choice to use fair value on its earnings. Further, the entity is required to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard does not eliminate the disclosure requirements about fair value measurements included in SFAS 157 and SFAS No. 107, discussed above. SFAS 159 is effective for our fiscal year beginning June 1, 2008.  SFAS 159 is not expected to have a significant impact on our financial statements.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

In December 2007 the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” ("SFAS 141R"). This statement replaces SFAS 141, “Business Combinations”. The statement provides guidance for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R provides for how the acquirer recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. The statement determines which information to disclose to enable users to be able to evaluate the nature and financial effects of the business combination. The provisions of SFAS 141R will be effective for our fiscal year beginning June  1, 2009 and do not allow early adoption.  Management is currently evaluating the impact of adopting this statement.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS 160), which will be effective for our fiscal year beginning June 1, 2009. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  Management is currently evaluating the impact of adopting this statement.

In February 2008, FASB Staff Position (FSP) FSP No. 157-2, “Effective Date of FASB Statement No. 157” (FSP No. 157-2) was issued. FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items within the scope of FSP No. 157-2 are non-financial assets and non-financial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as property, plant and equipment and intangible assets measured at fair value for an impairment assessment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company is currently assessing the impact, if any, of adopting this standard.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133” (SFAS 161), which becomes effective on November 15, 2008. This standard changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Management is currently evaluating the impact of adopting this statement.

In April 2008, the FASB FSP 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The Company does not expect the adoption of FAS 142-3 to have a material effect on its results of operations and financial condition.

In May 2008, the FASB FSP No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The Company does not expect the adoption of FSP APB 14-1 to have a material effect on its results of operations and financial condition.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles (SFAS 162), which becomes effective upon approval by the SEC”. This standard sets forth the sources of accounting principles and provides entities with a framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP.  It is not expected to change any of our current accounting principles or practices and therefore, is not expected to have a material impact on our financial statements.

There were various other accounting standards and interpretations issued during 2008 and 2007, none of which are expected to a have a material impact on the Company's financial position, operations or cash flows.

Note 2.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern.

The Company has experienced losses from operations as a result of its investment necessary to achieve its operating plan, which is long-range in nature. For the years ended July 31, 2008 and 2007, the Company incurred net (losses) of $(273,719) and $(303,945), respectively. At July 31, 2008, the Company had a working capital deficit of ($480,291) and stockholders’ deficit of $(454,682). In addition, the Company has not been able to generate significant operating revenues through the licensing of its proprietary technologies.

Management has taken the following steps to address the financial and operating condition of the Company, which it believes will be sufficient to provide the Company with the ability to continue in existence:

•	Improve marketing efforts for recycling plants and bring plastics technology to a marketable product.
•	Reduce operating and administrative expenses, and issue stock and notes payable in lieu of cash when possible
•	Defer officer salaries if required.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3.  LICENSE AGREEMENTS

On April 2, 2004, and as modified on October 30, 2004, the Company entered into an Agreement with a group of investors, to provide for the construction of three tire recycling plants to be built in the Republic of Mexico (“Mexico”). During the year ended July 31, 2005, the Company received a non-refundable deposit of $180,000, which was originally recorded as deferred revenue. Under the terms of the agreement, the Company was to receive a payment of $500,000.  $300,000 was to be credited to licensing fees, ($100,000 for each of the three initial recycling plants), and the remaining $200,000 for an exclusive right to license the Titan technology in Mexico. The original Agreement was extended from September 30, 2004 to March 31, 2005, whereupon it was terminated effective March 31, 2005, due to non-performance by the licensee. As more fully discussed below, the $180,000 previously paid to Titan under this agreement was recognized as revenue, and credit has been given to the successor investor, PPT Holding, Ltd. ("PPT"), in this amount.

Effective February 9, 2006, the Registrant executed a License Agreement with PPT, a Texas Limited Partnership and successor to the investor group discussed above, for the exclusive right to build recycling facilities in Mexico, utilizing Titan’s patented tire recycling technology (the “Mexican License”). The Agreement provides for the initial construction of three facilities within three years, commencing initially on or about September 15, 2006, which date has been verbally extended to the date on which PPT has obtained the necessary building permit for its first plant in Nuevo Laredo, Mexico, and has secured sufficient financing to commence construction of the plant. PPT has obtained the building permit for the first plant, but has not secured sufficient financing to commence construction.  Upon commencement of the construction of the first plant PPT will become obligated to pay Titan an initial installment of $300,000 of the remaining $900,000 for the license fee for the first plant.  The Agreement also calls for a $200,000 payment for the exclusive license, for PPT to utilize Titan's tire recycling technology in Mexico, which amount has been previously received, as stated above.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

The Mexican License provides for a $1,000,000 license fee for each plant, payable as follows: (i) a deposit of $100,000 paid by April 30, 2006; (ii) $300,000 payable upon commencement of construction; (iii) $300,000 upon completion of construction; and (iv) $300,000 upon reaching full capacity.  During the year ended July 31, 2006, PPT and its predecessor paid Titan $320,000, and PPT received credit for the $180,000 previously paid by its predecessor. Therefore, the total initial $500,000 requirement, including the $300,000 deposit for the first three plants as well as $200,000 for the exclusive license for the Republic of Mexico, has been satisfied. An additional $50,000 was received during the fiscal year ended July 31, 2007.  Since construction has not yet commenced, the entire deposit is presented as deferred revenue at July 31, 2008.

The Mexican License further provides that Licensee will pay Titan royalty payments equal to $4.00 per ton of tires processed in the recycling plants in Mexico after full capacity is reached.  Failure by PPT to make the required royalty payments for first three plants could result in Titan terminating the License Agreement and loss of the exclusive license for Mexico and all monies paid to date by PPT and its predecessor.

Additionally, Titan has agreed to purchase a seven percent (7%) ownership interest in PPT for $100,000, of which $75,000 was paid during fiscal 2005 pursuant to previous agreements that were subsequently deemed void.  Titan has been given credit for its previous payments, towards the purchase of its investment in PPT.  Since PPT is in the organizational stages, the final $25,000 paid in fiscal 2006 is presented as a deposit at April 30, 2008.

Effective August 23, 2006, the Company entered into another licensing agreement with an unrelated investor group, Ally Investments, LLC (“Ally”), for the use of Titan's recycling patents and technology within the states of Texas, Louisiana, Mississippi and Oklahoma, and received a non-refundable deposit in the amount of $100,000, which amount is included in deferred revenue at July 31, 2008. The licensing fee agreement provided for a licensing fee for each plant of $1,600,000 upon securing both a construction site and construction financing, and production royalties of 1.5% of gross revenues derived from the sale of all products generated using Titan technology, upon reaching full capacity.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

On December 12, 2007, the Company and Ally entered into a Second Amendment to License Agreement that modified the original License Agreement in the following respects:

1.	The Territory was expanded from the four states to the entire United States.

2.
The license fee of $1,600,000 and the royalty payment of 1.5% of all products produced was amended to a Ten (10%) percent membership interest in each of the single purpose entities formed to own and operate each plant beyond the first plant (the second and each subsequent plant).

3.
          The obligation to pay the initial license fee for the first plant of $1,600,000 remains unchanged, but the obligation to commence construction of the first plant, as amended on February 23, 2007, to commence, on or before December 31, 2007, and be in operation, no later that December 31, 2008 was modified to require that construction of the first plant commence when (i) government agencies have granted construction approval and (ii) Ally has obtained financing to build the first plant.

As of July 31, 2008 construction had not commenced.

4.
          The termination of the Exclusive License was  also modified to provide that the exclusive license for the U.S. will terminate if Ally should fail to commence to obtain a permit and prepare a feasibility study for the next plant within twelve (12) months after the previous plant has reached full capacity.

Also on December 12, 2007, the Registrant and Ally Investment entered into a Memorandum of Understanding regarding Plastics Scrap, including but not limited to the following terms:

1.	The grant of an exclusive license for Titan's Technology and patents for the recycling of scrap electronics throughout the United States.

2.
A license fee of $500,000 each to the Registrant and Adherent Technologies, upon Ally securing sufficient funding and government approvals to commence construction of the first plastics recycling plant.

3.	The grant to the Registrant of a ten (10%) percent ownership in each entity established to own and operate a plastics recycling plant anywhere in the U.S.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

4.	A research and development time table for testing a sample of constituent materials and development of a plastics recycling plant in the U.S.

5.	A commitment by Ally to fund and commence construction of the first plastics recycling plant in the U.S. within four years after delivery of the first sample of test material by Ally to Titan.

Note 4.  RESEARCH AND DEVELOPMENT AGREEMENT

The Company has an arrangement with a research facility (“Adherent”) owned by a director of the Company.  Under the terms of the agreement the Company is entitled to all of Adherent’s findings and developments.  Adherent is in the process of researching a waste plastics recycling process using the Company's technology.

Under the terms of the agreement, Adherent is entitled to 50% of the net income received by the Company resulting from the sale and/or licensing of product, plant, technology or otherwise of its technology related to feedstock, other than those for tires.

Adherent is entitled to an amount derived from tire revenue as follows: 5% of the first $2,000,000 of net revenues, 3% of net revenue of $2,000,000 to $5,000,000, 2% of net revenue of $5,000,000 to $10,000,000, and 1% of all net revenue in excess of $10,000,000.

No amounts were paid to Adherent for the years ended July 31, 2008 and 2007.

Note 5.  STOCKHOLDERS’ EQUITY (DEFICIT)

During the year ended July 31, 2008 the Company issued 2,186,438 shares of common stock at $0.10 to $ 0.12 per share, for total cash proceeds of  $231,274.

During the year ended July 31, 2007 the Company issued 1,157,499 shares of common stock at $0.10 to $ 0.15 per share, for total cash proceeds of $146,500.  In addition, 90,802 shares were issued for services at $0.26 and $0.30 per share, the fair market value of the Company's stock on the date of issue, resulting in non-cash stock compensation in the amount of $24,308.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

Treasury stock, consisting of 17,000 shares of common stock, was reserved for future issuances to shareholders of the Company who had not exchanged their shares in the previous entity for shares in the Company.  No shares of treasury stock were issued during the years ended July 31, 2008 or 2007.

In March 1997, the Company exchanged 3,000,000 restricted shares of its common stock for a 28.5% interest in ESA Recycling GmbH ("ESA"), an Austrian company. No investment was recorded because the estimated fair value of the net assets of ESA at the time of the exchange was nominal. ESA had no operations but planned to develop a tire recycling plant in Europe.  Under a settlement agreement, the 3,000,000 shares of the Company’s common stock were to be transferred back to the Company in exchange for return its 28.5% interest in ESA.  During the year ended July 31, 2004 the Company retired a certificate related to this settlement agreement for 1,200,000 shares.  The Company is seeking return of the remaining 1,800,000 shares of common stock.  Due to the uncertainty of the Company's ability to gain possession, 1,800,000 of the shares have been reflected as outstanding as of July 31, 2008 and 2007.  Also, as part of the settlement, the Company has agreed to pay $300,000 from the proceeds from each of the first five sales of recycling plants anywhere in the world except Asia. These payments are due when the Company receives its final payment for each plant.

Note 6.  STOCK OPTIONS

The Company has a compensatory stock option plan. Under the plan, the Company may grant options for up to 1,350,000 shares of common stock. The Board of Directors shall determine the exercise price and term of the options. The options vest on the date granted.  All options outstanding at July 31, 2008 were granted to employees or directors and expire in the year ending July 31, 2015.

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

Summarized information relative to the Company’s stock option plan is as follows:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding at July 31, 2006	1,350,000	$0.12
Granted	-	-

Exercised	-	-
Forfeited	-	-
Outstanding at July 31, 2007	1,350,000	0.12
Granted	-	-
Exercised	300,000	.12
Forfeited
Outstanding at July 31, 2008	1,050,000	$ . 0.12

Note 7.  INCOME TAXES

The Company accounts for income taxes under SFAF 109, "Accounting for Income Taxes", which requires use of the liability method.  SFAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.  Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The types of temporary differences between the tax bases of assets and their financial reporting amounts that give rise to a significant portion of the deferred tax asset are as follows:

	Reconciling Item	Tax Effect
Net operating loss carryforward	$4,477,000		$1,746,000
Research and development credit	9,000		4,000
	$4,486,000	$	,1,750,000

Titan Technologies, Inc.
Notes to Financial Statements
July 31, 2008

At July 31, 2008, the Company has loss carryforwards of approximately $4,486,000, which can be used to reduce future taxable income and will expire throughout 2009 to 2028.  In addition, the Company has a research credit of $9,000 available to offset income tax liabilities through 2022.

The change in the valuation allowance for the deferred tax asset during the year ended July 31, 2008 was ($108,000).

Note 8.  RELATED PARTY TRANSACTIONS

The Company has an agreement with a shareholder to provide legal services and to serve as Secretary of the Company for a monthly fee of $1,500.  Total expenses incurred under this agreement were $18,000 for both of the years ended July 31, 2008 and 2007, which are included in general and administrative expenses.

The Company has an agreement with a related party to provide the use of an employee at cost.  The amount received under this agreement for the year ended July 31, 2008 was $33,618.  The Company has netted these amounts against payroll expense.

Note 9.  COMMITMENTS

During the year ended July 31, 2004, the Company entered into four employment contracts with its employees including two officers, and a consulting contract with a third officer. The contracts are in effect for the five year period from January 1, 2003 to December 31, 2008, and call for annual aggregate payments of $214,010. They are terminable by either party upon written notice and include a two year non-compete provision.

Note 10.  SUBSEQUENT EVENTS

Subsequent to July 31, 2008 the Company issued 187,500 shares of common stock for cash of $15,000.

On October 21, 2008, the Company received a partial payment from PPT Holding, Ltd. in the amount of $50,000 as part of the franchise fee for PPT’s proposed plant in Nuevo Laredo, Tamaulipas, Mexico. PPT has now paid a total of $150,000 of the $1,000,000.00 franchise fee for its proposed Nuevo Laredo plant.  The partial payment was subject to a consulting fee to be paid to an affiliate of PPT in the amount of $20,000.00 of which $5,000.00 was paid on October 22, 2008.

ITEM 8:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in or disagreements with Accountants of the kind described by Item 304 of Regulation S-B at any time during Titan’s two (2) most recent fiscal years.

ITEM 8A(T):  INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (CFO”) Ronald Wilder, has evaluated the effectiveness of our disclosure controls and procedures as defined in Securities Exchange Act Rules 240.13a-15(f) and 15d-15(f) as of the end of the period covered by this Annual Report.

Based on the evaluation of our internal control over financial reporting described below, our CEO and CFO concluded that, as of July 31, 2008 our disclosure controls and procedures were ineffective in ensuring that (a) information required to be disclosed by the Company in reports it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (b) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management acknowledges that in Item 8A of Form 10-KSB filed for the year ended July 31, 2008, the Company omitted management’s assessment of the effectiveness of internal control over financial reporting for the fiscal year ended July 31, 2008, including a statement as to whether or not internal control over financial reporting was effective in accordance with Item 308(T)(a)(3) of Regulation S-B.

Due to the inadvertent omission, the Company determined Disclosure Controls and Procedures were ineffective for the period ended July 31, 2008. The CEO/CFO has taken actions to address the ineffectiveness of and deficiencies in the Company’s disclosure controls and procedures and internal control over financial reporting. Specifically, in June 2009, the Company’s management adopted additional review and disclosure systems designed to improve the Company’s system of internal control over financial reporting, including:

A.
Our disclosure controls and procedures have been redesigned in accordance with the interpretive guideline issued by the S.E.C. in its Release 34-55929 and procedures for assessment and evaluation of the design and operation of the Company’s internal control over financial reporting based upon the criteria in the Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the S.E.C.’s rules and forms.   The newly designed disclosures and procedures include (a) maintaining an open dialogue with the Company’s auditors to ensure that the auditor’s review of and report on the Company’s year-end financial statements is complete and satisfies all relevant S.E.C. rules and regulations; and (b) continuously reviewing the Company’s financial statements while drafting quarterly and annual reports to ensure the statements have not been altered during the preparation or filing of such reports.

B.	Amending the relevant statements and Management’s Report in the Company’s Report on Form 10-KSB and Reports on Form 10-QSB in order to rectify the errors and omission as stated above.

The Company’s CEO/CFO believes that the effective implementation of the above procedures will correct the weakness cited above in its Disclosure Controls and Procedures and internal controls over financial reporting.  The Company will continue to review and monitor its Disclosure Controls and Procedures and internal controls over financial reporting to adopt further changes, if and when management determines that such changes are necessary, to ensure accuracy in the Company’s future filings.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant as defined in Exchange Act Rules 13(a) – 15(f) and 15d -15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officer, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the registrant;

2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

3)
Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use and disposition of the registrant’s assets that could have a material effect on the financial statements.

Internal control over financial reporting and fraud, no matter how well designed, has inherent limitations and may not prevent or detect misstatements.  Therefore, even effective internal control over financial reporting and fraud can only provide reasonable assurance with respect to the financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The Company’s CEO/CFO conducted an evaluation of the design and operation of he Company’s internal control over financial reporting as of July 31, 2008, based upon the criteria in a framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, documentation of controls, evaluation of the design effectiveness of controls, walkthroughs of operating effectiveness of controls and a conclusion on this evaluation.
Based upon this assessment and evaluation of our internal control over financial reporting, we concluded there was a material weakness in our internal controls over financial reporting related to the timely filing of reports with the S.E.C. and the disclosure required by Item 8A(T).  Accordingly, our controls are ineffective based on the above said criteria and guidance.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting (as defined in Rules 240.13(a)-15(f) and 15d-15(f) during the fourth quarter ended July 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to July 31, 2008, changes were made in our internal control over financial reporting, which changes are disclosed in “Management’s Report on Internal Control over Financial Reporting” above.

PART III

ITEM 9: DIRECTORS, EXECUTIVE OFFICERS PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The information required by this item is incorporated by reference to the items which will be contained in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders entitled "Election of Directors" and "Directors and Executive Officers".  All reports required by Section 16(a) of The Exchange Act to be filed during the fiscal year were filed.

ITEM 10:  EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference to the item which will be contained in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders entitled "Executive Compensation".

ITEM 11: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is incorporated by reference to the item which will be contained in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders entitled "Voting Securities and Principal Holders Thereof".

ITEM 12:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference to the item which will be contained in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders entitled "Voting Securities and Principal Holders Thereof," "Executive Compensation" and "Certain Transactions."

ITEM 13: EXHIBITS AND REPORTS ON FORM 8-K.

     (a) Exhibits:

     The following  exhibits  are  incorporated  herein  by  reference  to  the Registrant's Form 10-SB, File No. 0-25024

Exhibit Number	Title

3.	Articles of Incorporation and By-laws.

(i) Articles of Incorporation:

Articles of Incorporation dated July 14, 1954.

Articles of Amendment to Articles of Incorporation dated October 2, 1986.

(ii) By-laws currently in effect.

10.	Material Contracts.

10.1	Consulting Agreement dated September 15, 1992, Titan and Ronald E. Allred.

10.2	Purchase and Nonexclusive Licensing Agreement dated June 9, 1993, between Titan and Geotechnologies Corporation and Dong Kook Steel Material Company, Ltd.

10.3	Technical License Agreement dated July 23, 1993, between Titan and Hannam Co., Ltd.

10.4	Technical License Agreement dated July 23, 1993, between Titan and Dong Kook Steel Material Co., Ltd.

10.5	Purchase and Nonexclusive Licensing Agreement dated July 21,1994, between Titan and Geotechnologies Corp.

10.6	Purchase and Nonexclusive Licensing Agreement dated July 21, 1994, between Titan and Geotechnologies Corp. and Southeast Environmental Tire Recycling Corporation.

The following exhibit is incorporated herein by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1995.

10.7	Option agreement between the Registrant and Joseph Henry dated September 19,1995.

The following exhibits are incorporated by reference to The Registrant's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1996:

10.8	License Agreement as amended dated February 16, 1996, with Environmental Solutions Agency, Inc., relating to Europe, South Africa and North and South America.

10.9	Marketing and License Agreement dated March 19, 1996, with Dowan Company, Ltd., relating to Asia.

10.10	Agreement dated April 25, 1996, with Skoda Klatovy S.P.D., relating to the construction of a TRTM recycling plant in Austria.

10.11	Addendum to Skoda Klatovy S.P.D Agreement dated April 25, 1996.

10.12	Irrevocable Option Agreement with Abtech Industries, LLC, dated June 10, 1996.

10.13	Option Agreement between Titan, Adherent Technologies and Fiberite, Inc. dated September 4, 1996.

10.14	Promissory Note dated September 24, 1996.

The following exhibits are incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2000:

10.15	Consulting Agreement between the Registrant and Adherent Technology and Ronald Allred dated December 1, 1999.

The following exhibits are incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the Quarter ended January 31, 2003:

10.16	Agreement with United States Recycling, LLC dated February 20, 2003

10.17	License Agreement with United States Recycling, LLC dated February 20, 2003

The following exhibit is incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 2003:

10.18	Letter Agreement dated June 4, 2003 amending Agreement and License Agreement with United States Recycling, LLC dated February 20, 2003.

10.19	License Agreement with Jose Louis Edmundo Perera Tornero d/b/a International Tire Recycling dated April 2, 2004.

10.20	Letter Agreement dated October 29, 2004 amending the License Agreement with Jose Louis Edmundo Perera Tornero d/b/a International Tire Recycling dated April, 2, 2004.

The following exhibit is incorporated by reference to the Registrant's Current Report on Form 8-K dated May 23, 2005:

10.21	License Agreement with James Samis, Randall Gideon, and Pat Teagarden dated May 17, 2005.

The following exhibit is incorporated by reference to the Registrant's Current Report on Form 8-K dated February 13, 2006:

10.22	License Agreement dated February 1, 2006 for three plants in Mexico between the Company and PPT Holding, Ltd.

The following exhibit is incorporated by reference to the Registrant's Current Report on Form 8-K dated August 23, 2006:

10.23	License Agreement dated August 23, for the states of Texas, Louisiana, Mississippi and Oklahoma between the Company and Ally Investments, LLP, a Texas limited liability partnership.

The following exhibits are incorporated by reference to Registrant's Current Report on Form 8-K dated December 21, 2007:

10.24	Second Amendment to License Agreement between the Registrant and Ally Investments, LLC dated December 12, 2007.

10.25	Memorandum of Understanding – Scrap Electronics between the Registrant and Ally Investments, LLC dated December 12, 2007

21.	Subsidiaries of the Small Business Issuer.

The Company has no subsidiaries

The following exhibits are incorporated herein:

31.	Certification of CEO pursuant to Securities Exchange Act Rules 13a-15(f) and 15d-15(f) as Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

All other exhibits required by Item 601 of Regulation S-K are inapplicable to this Registrant in this filing.

     (b) Reports on Form 8-K:

No report on Form 8-K was filed by the Registrant during the last quarter of the period covered by this report.

Item 14. Principal Accountants Fees and Services

Audit Fees:

The aggregate amount of fees billed in each of the last two fiscal years for professional services rendered by Stark Winter Schenkein & Co., LLP, the Company’s principal accountants, for the Company annual financial statements and review of financial statements included in the Company’s Form 10-QSB or services that are normally provided by Stark Winter Schenkein in connection with statutory and regulatory filings or engagements was $18,590 in fiscal 2007  and $20,950 in fiscal 2008.

Audit Related Fees:

The aggregate amount of fees billed in each of the last two fiscal years for assurance and related services by Stark Winter Schenkein that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Item 9(3)of Schedule 14A was $0 in fiscal 2007 and $0 in fiscal 2008.

Tax Fees:

The aggregate amount of fees billed in each of the last two fiscal years for professional services rendered by Steve Estrada, CPA for tax compliance, tax advice, and tax planning was $15,073 in fiscal 2007 and $16,720 in 2008.

All Other Fees:

The aggregate amount of fees billed in each of the last two fiscal years for products and services provided by Stark Winter Schenkein, other than services reported in Item 9(e) of Schedule 14A, was $0 in fiscal 2007 and $0 in fiscal 2008.

Pre-Approval Policies and Procedures:

The Company does not have an audit committee.  In audit matters, the Company acts through its board of directors.  The Pre-Approval Policies and Procedures followed by the Board of Directors include a review the timeliness and quality of past services and bills as well as a review of the cost for similar services provided by qualified audit and tax firms in Albuquerque, New Mexico with a view to determining the fairness of the services rendered and the fees billed by Stark Winter Schenkein.

% of Stark Winter Schenkein contribution:

The percentage of hours expended on Stark Winter Schenkein’s engagement to audit the Company’s financial statements for the most recent fiscal year were attributed to work performed by persons other than Stark Winter Schenkein’s full-time, permanent employees was 0%.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORM 10-KSB/A FOR THE FISCAL YEAR ENDED JULY 31, 2008, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON OCTOBER 14, 2008.  ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT.  ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO RONALD L. WILDER, PRESIDENT, TITAN TECHNOLOGIES, INC., 3206 CANDELARIA ROAD, N.E., ALBUQUERQUE, NEW MEXICO 87107.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TECHNOLOGIES, INC.

By: /s/ Ronald L. Wilder
Ronald L. Wilder, President, Chief Executive Officer,
Chief Operating Officer and Director
Date: July 14, 2009

By: /s/ Robert Simon
Robert Simon, Secretary
Date: July 14, 2009

In accordance with the Exchange Act, this report has been signed below by the following persons in behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Ronald L. Wilder
Ronald L. Wilder, Director
Date: July 14, 2009

By: /s/ Dr. Ronald E. Allred
Dr. Ronald E. Allred, Director
Date: July 14, 2009

By: /s/ Dana Finley
Dana Finley, Director
Date: July 14, 2009

Exhibit 31

Certification of CEO Pursuant to
Securities Exchange Act Rules 13a-15(f) and 15d-15(f)
as adopted pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Ronald L. Wilder, certify that:

1.  I have reviewed this Form 10-KSB/A of Titan Technologies, Inc, for the year ended July 31, 2008.

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, and in light of the circumstances under which such statements were made, is not misleading with respect to the period covered by this report.

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a) -15(e) and 15(d) -15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13(a) -15(f) and 15(d) -15(f) for the Registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within this entity, particularly during the period in which this report is being prepared;

b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent (the registrant’s fourth fiscal quarter in the case of an annual report) fiscal quarter that has materially affected, or is reasonably likely to materially affect the registrant’s internal control over financial reporting; and

5.  I have disclosed, based on my most recent evaluation of internal control overfinancial reporting, to the registrant’s auditors and the audit committee of theregistrant’s Board of Directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: July 14, 2009

/s/ Ronald L. Wilder
Ronald L. Wilder, President and Chief
Executive and Financial Officer

                                                                                        Exhibit 32

Certification Pursuant to Section 1350,
Chapter 63 of Title 18, of
U.S.C. as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Annual Report on Amendment Number 1 of Form 10-KSB/A,  of Titan Technologies, Inc.(the "Company") for the period ended July 31, 2008, as filed with the Securities and exchange Commission on the date hereof (the "Report"), I, the undersigned, in the capacity and on the date  indicated  below,  hereby  certify  pursuant to 18 U.S.C. Section 1350, as adopted  pursuant to Section 906 of the  Sarbanes-Oxley Act of 2002, that to my knowledge:

          a) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July  14, 2009

/s/ Ronald L. Wilder
Ronald L. Wilder
President